UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 30, 2012

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

27 April 2012

Novo Nordisk A/S expects to elect new chairman in 2013

In a press release today, the Novo Nordisk Foundation announced that the current chairman of the Board of Novo Nordisk A/S, Sten Scheibye, has been elected to the Board of the Novo Nordisk Foundation with a view to becoming its chairman in 2013.

Sten Scheibye has informed the Board of Novo Nordisk A/S that in light of this he expects to step down from the company’s Board at the annual general meeting in March 2013.

The Board expects to propose Göran Ando, currently the vice chairman of the Board, as chairman in 2013, and will announce its proposal for new vice chairman next year prior to the annual general meeting.

As member of the Board of the Novo Nordisk Foundation, Sten Scheibye is now regarded as non-independent director in the Board of Novo Nordisk A/S. With this change, four out of the eight Board members elected by general meeting are regarded as independent.

Sten Scheibye was first elected to the Board of Novo Nordisk A/S in 2003. He became vice chairman in 2004 and chairman in 2006.

Says Sten Scheibye:  “I am very pleased that Göran Ando is prepared to take over the chair in 2013 and thereby ensure a smooth transition. He has been on the board for more than seven years, the last six as vice chairman, and he has impressed all of us with his expertise and insights.”

Company Announcement no 29 / 2012				Page 1 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

About Göran Ando

Göran Ando, MD, is 63 and a Swedish national. He was CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and Mergers & Acquisitions from 1995 to 2003.

From 1989 to 1995, Dr Ando was medical director, moving to deputy R&D director and then R&D director of Glaxo Group, UK. He was also a member of the Glaxo Group Executive Committee.

Dr Ando was first elected to the Board of Novo Nordisk A/S in 2005 and has been re-elected several times, most recently in 2012. Dr Ando became vice chairman of the Novo Nordisk A/S Board in 2006. His term as a board member expires in March 2013.

In February 2012, the Board of Directors of Novo Nordisk A/S assessed that Mr Ando is not regarded as an independent board member as defined in Section 5.4.1 of the Recommendations on Corporate Governance designated by NASDAQ OMX Copenhagen (2011) due to his membership of the Board of Novo A/S. At the same time, the Board of Directors also assessed that the special competences possessed by Dr Ando that are important for the performance of his duties are his medical qualifications and extensive executive background within the international pharmaceutical industry.

For more information about Göran Ando, see novonordisk.com  .

About the Novo Nordisk Foundation

The Novo Nordisk Foundation is a Danish independent foundation. The objective of the Novo Nordisk Foundation is to provide a stable basis for the commercial and research activities of Novo Nordisk and support scientific, humanitarian and social purposes.

Through its 100% owned holding company Novo A/S, the Novo Nordisk Foundation is the majority shareholder in Novo Nordisk A/S. The Foundation supports Novo Nordisk in achieving its vision, ensuring competitive financial results and adhering to the Charter for Companies in the Novo Group. All strategic and operational matters are solely decided by the Board and the management of Novo Nordisk A/S.

For more than 80 years, the Foundation has been a stable element in the area of private research funding through the awarding of grants for mainly medical research, including physiology, endocrinology, metabolic science and has also made considerable contributions to other scientific, humanitarian and social causes.

Company Announcement no 29 / 2012				Page 2 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Novo Nordisk is a global healthcare company with 89 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 32,700 employees in 75 countries, and markets its products in more than 190 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 3079 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com

In North America:
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 514 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Company Announcement no 29 / 2012				Page 3 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 30, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer